# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CG Oncology, Inc., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3000 Pegasus Park Drive, Suite 1640, Dallas, Texas (TX), 75247
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-010557
Filed by CIK 0001792204

## Reporting persons
- Foresite Capital Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,079,050; shared voting power 0; sole dispositive power 1,079,050; shared dispositive power 0; aggregate amount beneficially owned 1,079,050 (1.2% of the class)
  Comment: Note to Row 5: 1,079,050 shares, except that Foresite Capital Management V, LLC ("FCM V"), the general partner of Foresite Capital Fund V, L.P. ("FCF V"), may be deemed to have sole power to vote these shares, and James B.Tananbaum ("Tananbaum"), the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,079,050 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of CG Oncology, Inc. (the "Issuer") as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- Foresite Capital Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,079,050; shared voting power 0; sole dispositive power 1,079,050; shared dispositive power 0; aggregate amount beneficially owned 1,079,050 (1.2% of the class)
  Comment: Note to Row 5: 1,079,050 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,079,050 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- Foresite Capital Opportunity Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 857,550; shared voting power 0; sole dispositive power 857,550; shared dispositive power 0; aggregate amount beneficially owned 857,550 (1% of the class)
  Comment: Note to Row 5: 857,550 shares, except that Foresite Capital Opportunity Management V, LLC ("FCM Opp V"), the general partner of Foresite Capital Opportunity Fund V, L.P. ("FCF Opp V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 857,550 shares, except that FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- Foresite Capital Opportunity Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 857,550; shared voting power 0; sole dispositive power 857,550; shared dispositive power 0; aggregate amount beneficially owned 857,550 (1% of the class)
  Comment: Note to Row 5: 857,550 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 857,550 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- Foresite Capital Fund VI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,369,574; shared voting power 0; sole dispositive power 2,369,574; shared dispositive power 0; aggregate amount beneficially owned 2,369,574 (2.7% of the class)
  Comment: Note to Row 5: 2,369,574 shares, except that Foresite Capital Management VI LLC ("FCM VI"), the general partner of Foresite Capital Fund VI LP ("FCF VI"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 2,369,574 shares, except that FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- Foresite Capital Management VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,369,574; shared voting power 0; sole dispositive power 2,369,574; shared dispositive power 0; aggregate amount beneficially owned 2,369,574 (2.7% of the class)
  Comment: Note to Row 5: 2,369,574 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 2,369,574 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
- James B. Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,306,174; shared voting power 0; sole dispositive power 4,306,174; shared dispositive power 0; aggregate amount beneficially owned 4,306,174 (4.9% of the class)
  Comment: Note to Row 5: 4,306,174 shares, of which 1,079,050 shares are directly owned by FCF V, 857,550 shares are directly owned by FCF Opp V and 2,369,574 shares are directly owned by FCF VI. Tananbaum is the managing member of each of FCM V, which is the general partner of FCF V, FCM Opp V, which is the general partner of FCF Opp V, and FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 4,306,174 shares, of which 1,079,050 shares are directly owned by FCF V, 857,550 shares are directly owned by FCF Opp V and 2,369,574 shares are directly owned by FCF VI. Tananbaum is the managing member of each of FCM V, which is the general partner of FCF V, FCM Opp V, which is the general partner of FCF Opp V, and FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 88,640,375 shares of Common Stock outstanding of the Issuer as of August 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Issuer
Name of issuer: CG Oncology, Inc.
Address of issuer's principal executive offices: 3000 Pegasus Park Drive, Suite 1640, Dallas, TX 75247

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Foresite Capital Fund V, L.P., a Delaware limited partnership, Foresite Capital Management V, LLC, a Delaware limited liability company, Foresite Capital Opportunity Fund V, L.P., a Delaware limited partnership, Foresite Capital Opportunity Management V, LLC, a Delaware limited liability company, Foresite Capital Fund VI LP, a Delaware limited partnership, Foresite Capital Management VI LLC, a Delaware limited liability company and James B. Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management
9200 Sunset Boulevard, Suite PH1
West Hollywood, CA 90069
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of FCF V, FCF Opp V and FCF VI and the limited liability company agreements of FCM V, FCM Opp V and FCM VI, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

## Signatures
- Foresite Capital Fund V, L.P.: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member of the General Partner (08/14/2026)
- Foresite Capital Management V, LLC: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member (08/14/2026)
- Foresite Capital Opportunity Fund V, L.P.: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member of the General Partner (08/14/2026)
- Foresite Capital Opportunity Management V, LLC: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member (08/14/2026)
- Foresite Capital Fund VI LP: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member of the General Partner (08/14/2026)
- Foresite Capital Management VI LLC: /s/ James B. Tananbaum, James B. Tananbaum, Managing Member (08/14/2026)
- James B. Tananbaum: /s/ James B. Tananbaum, James B. Tananbaum (08/14/2026)